Correspondence Filing VIA EDGAR

September 27, 2010

Ms. Alison White

Senior Counsel, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE:	Integrity Life Insurance Company (“Integrity”)
Separate Account I of Integrity Life Insurance Company
File Numbers 333-166995 and 811-04844

National Integrity Life Insurance Company (“National Integrity”)
Separate Account I of National Integrity Life Insurance Company
File Numbers 333-167372 and 811-04846

Dear Ms. White:

This letter is in response to comments from the Securities and Exchange Commission (Commission) staff (Staff) received via phone on September 15, 2010 on Integrity’s pre-effective amendment number one to the above-referenced registration statement.  The Staff’s comments are restated below and each one has been addressed.  Please note that although the page numbers refer to the Integrity registration statement, the comments and responses apply to both the Integrity and National Integrity registration statements.  Pre-effective amendment number two to the Integrity registration statement (file no. 333-166995) has been filed on the same day as this correspondence and reflects the responses to the Staff’s comments, as applicable.  A copy of the prospectus filed with pre-effective amendment number two is enclosed, with redlined changes, for your convenience.  All changes made to the Integrity registration statement will also be made to the National Integrity registration statement (file no. 333-167372) after the Staff’s comments are resolved.

1.     Define the term “good order” in the prospectus glossary and the first time it is used in the prospectus.  Clarify if there is a difference between “received” and “delivered” in good order.

Good order has been defined; see Glossary and page 22 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.  In our view, there is no difference between received and delivered in good order.  Registrants (also referred to herein as “we” or “our”) have revised the prospectus, changing the one reference to “delivered” in good order to “received” in good order for consistency; see page 22 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

2.     With respect to your response to the Staff’s initial comment 1(a), explain how we will comply with 12(d)(1)(E)(iii).

We will comply with §12(d)(1)(E)(iii) of the Investment Company Act of 1940, as amended (the “Act”), by entering into an arrangement with each of the two fund companies whose ETFs we are offering, stating that we will seek instructions from the contract owners with regard to the voting of all proxies, to vote such proxies only in accordance with such instructions, and to vote any shares for which we do not receive instructions in the same proportion as those for which we receive instructions.  We have also provided a written commitment in the prospectus (see Part 7 of the prospectus) and updated our procedures pursuant to Rule 38a-1 under the Act to disclose and document the voting of any proxies in accordance with these arrangements.  Many registrants currently offer publicly available funds in their IRA-only variable annuities.  The solicitation and voting process for the funds we are offering will be consistent with those used for other retail funds.  See for example, Genworth Life & Annuity VA Separate Account 4, file number 333-149595; Merrill Lynch Life Variable Annuity Separate Account D, file number 333-119364; and Nationwide Variable Account, file number 333-80481.

3.     In response to the Staff’s initial comment 1(b), you indicated that the separate accounts will not hold cash.  Please explain how this will work.  Is it ever impracticable?  What happens if the fund is deleted or not traded on a given day?

The separate accounts will hold the ETF shares and will not hold cash or other instruments.  Integrity and National Integrity have contracted with a service provider that provides fractional shares on a book entry basis.  All dividends and capital gains distributions of the underlying ETFs will be automatically reinvested.  Registrants do not believe this will ever be impracticable.  If a fund is deleted (liquidated), we would treat the fund as we would any other underlying investment option in any of our variable annuities that decided to liquidate, and follow standard industry procedures relating thereto.  Unless the market is closed for some reason, if we place an order the fund will be traded, as the ETFs are traded on an exchange by a market maker/specialist obligated to stand ready to buy or sell shares.  Moreover, please note that we have selected underlying investment options that are among the largest and most widely-traded ETFs in commonly offered asset classes.

4.     With respect to your response to the Staff’s initial comment 2(b), please add your response to the prospectus.

Done; see pages 10 and 12 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

5.     Disclose the extent to which the savings from investing in ETFs instead of funds is offset by brokerage costs reflected in the administrative expense charge, which is substantially higher than the administrative charge in other variable annuities.

The portion of the separate account charge labeled “Administrative Charge” covers the cost of numerous expenses beyond brokerage costs.  As we indicated in our response to comment 5a of the Staff’s initial comments, we do not pay the brokerage commission directly; it is paid indirectly by Integrity and National Integrity under an arrangement with a service provider.  The total amount paid to the service provider is a relatively small component of the administrative expense charge.  As stated in our response to comment 3 of the Staff initial comments, the administration charge covers the cost of all aspects of administering the contract; these administrative tasks are enumerated in the prospectus.  We do not believe our administrative charge is substantially higher than the administrative costs of other contracts on the market; instead, we have attempted to break out the costs of this contract to more accurately reflect a reasonable allocation between the mortality and expense risk charge and the administrative charge.  Finally, please note that we have disclosed that we expect to make a profit from the separate account charges.  There are no Rule 12b-1 marketing or distribution expenses associated with the contract, nor are there any “revenue sharing” arrangements with the underlying funds.  As a result, Registrants must look solely to the separate account charges (including the administrative charge) for any profits they expect to make.

6.     With respect to your response to the Staff’s initial comment 3 and 5(a), disclose in the prospectus more about how the brokerage fees are paid.

Done; see page 19 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

7.     As requested in Staff’s initial comment 7(b), delete the sentence on page 18 that states that the SEC has not reviewed disclosure related to the fixed and general accounts.

Done; see page 18 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

8.     With regard to the Staff’s initial comment 9, how can we change asset based charges without creating a different class and how is that OK under Rule 18(f)?

No senior security is created if units are issued with a lower separate account charge because those units will not have priority over any other class as to distribution of assets or payment of dividends and are not unfairly discriminatory against any person.  As noted in our original response, this potential for reduction in asset based charges to reflect the actual saving in administrative charges is specifically allowed by Rule 22d-2 under the Act.  This provision exists in virtually every registration statement on Form N-4.

9.     With respect to your response to the Staff’s initial comment 10(a), please add your response to the prospectus.

Done; see page 25 referring to Addendum B, which we have added to the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

10.  With respect to your response to the Staff’s initial comment 10(b), please add the information to the withdrawal charge section as initially requested.

Done; see page 20 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

11.  In our November 1995 Dear Registrant letter, the SEC stated that “an annuity Contract must be redeemable in whole or in part.”  How is the $20,000 minimum compatible with this letter?

The November 1995 letter states: “Section 22(e) of the 1940 Act prohibits suspension of the right to redemption of any redeemable security except in certain prescribed circumstances.”  The variable annuity contract does not suspend the right of redemption.  The contract owner may redeem his or her contract at any time.  Additional clarity has been added to the prospectus.  See pages 11, 20 and 24.  The Staff has routinely permitted various types of limitations on partial redemptions, including a maximum number in a year and minimum dollar amounts remaining in a contract or the subaccount from which the partial redemption is taken.  The Staff has also routinely permitted variable annuity contracts that impose a minimum dollar amount on partial surrenders.

12.  With respect to your response to the Staff’s initial comment 13(a) and (b), we are still unclear about when the free withdrawal amount applies and whether it applies at all when the owner makes a full surrender.  Please clarify and add to the prospectus.

The free withdrawal amount does not apply to a full surrender.  Clarity has been added to the prospectus.  See page 25 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

13.  With respect to your response to the Staff’s initial comment 15, please include in the prospectus an explanation and/or example of how the withdrawal charge might apply to a withdrawal under the GLWB Rider.

Done; see page 32-33 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

14.  With respect to your response to the Staff’s initial comment 18(c) and (d), please add your response to the prospectus.

Done; see pages 56, 58 and 60 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

15.  On page 12 of the prospectus, in the section titled “Subaccounts,” it does not make sense to refer to ETFs as mutual funds.  Please revise.

We have removed the references to mutual funds from page 12 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

16.  On page 18 of the prospectus, in the section titled “Separate Account Charges,” please clarify what administrative costs are covered by the mortality and expense risk charge and what administrative costs are covered by the administrative expense charge.

The administrative expense charge is intended to cover the actual administration costs.  The “expense risk” portion of the mortality and expense risk charge covers the risk that the expenses of administering and distributing the contract will exceed the reimbursement for administrative expenses.  This is disclosed at the end of the second paragraph under the section titled “Separate Account Charges” on page 18 of the prospectus.  The total Separate Account Charges, which includes the charge for administrative expenses, are guaranteed not to increase.  See related disclosure in last paragraph of the section titled “Separate Account Charges” on page 19 of the prospectus.

17.  On page 23 of the prospectus, in the section titled “Allocations and Transfers,” please explain how the 60-day waiting period between reallocations is consistent with 22(e) in light of the fact that a transfer is a sell and purchase.

We believe that the 60-day waiting period between reallocations is fully consistent with Section 22(e) of the Act, which prohibits a delay in payment upon redemption.  Section 22(e) relates to redemptions of a variable annuity contract, not internal transfers among subaccounts.  In contrast to Section 27(c)(1) of the Act, which requires that variable annuity contracts be redeemable securities, the ability to transfer among subaccounts is a contractual privilege, not a legal right.  There are numerous variable annuity contracts outstanding that impose a minimum dollar amount on transfers and/or allow a maximum number of transfers in a year and/or prohibit transfers back and forth between two subaccounts unless a specified period of time has elapsed.  Failure to impose such reasonable limitations could invite frequent trading by a few contract owners, which would increase administrative expenses and necessitate increasing the cost of the product for all contract owners.  This contract is intended for use as a long-term investment vehicle for retirement savings and lifetime income opportunities, and we specifically disclose that anyone who intends to make frequent transfers for any reason should not purchase this contract.  See page 24 of the prospectus.

We also note that the disclosures required by Items 7(e) and 7(b)(ii) of Form N-4 would be illogical if Section 22(e) prohibited features such as the 60-day waiting period for internal transfers.  More specifically, Item 7(b)(ii) requires description of any limitations on transfer of contract values among subaccounts; Item 7(e)(ii) requires disclosure of any policies and procedures with respect to frequent transfers among sub-accounts and if no such policies and procedures exist, Item 7(e)(iii) requires an explanation of why no policies and procedures are in place; Item 7(e)(iv) assumes there are policies and procedures in place and Items 7(e)(iv)(C)(1)-(6) require that specific aspects of any restrictions imposed, including any minimum holding period, be disclosed.  There would be no reason for Item 7(b)(ii) and 7(e) to require disclosure about restrictions on transfers if transfer restrictions were inconsistent with Section 22(e).

18.  On page 24 of the prospectus, delete the statement that “Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested.”  This statement is not accurate.  See November 13, 2002 letter to IRI regarding delaying exchange requests.

Done; see page 24 of the prospectus filed with pre-effective amendment number two to the Integrity registration statement.

We believe these responses address the Staff’s comments and respectfully request that Integrity and National Integrity be allowed to file final pre-effective amendments to registration statements and be declared effective on or before October 25, 2010.  If there are any questions, please do not hesitate to call me at 513-629-1854.

Sincerely,
\s\ Rhonda S. Malone
Counsel — Securities
Western & Southern Financial Group, Inc.

Copy:     Michael Berenson, Esq. via electronic mail